February 28, 2006

via U.S. mail and facsimile to 011 (853) 323265

C.P. Li
Chief Financial Officer
Deswell Industries, Inc.
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao

	RE:	Deswell Industries, Inc.
		Form 20-F for the fiscal year ended March 31, 2005
		Filed July 8, 2005

		File No. 0-26448

Dear Mr. Li:

      We have reviewed your response letter dated February 20,
2006
and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the fiscal year ended March 31, 2005

Financial Statements

8. Income Taxes, page 66

1. We note your response to prior comment 5 in our letter dated January 30, 2006 and have the following comments:
* For each subsidiary subject to a tax holiday or other concession, as detailed on page 66, please tell us and disclose, in future filings, when each of your tax holidays and other concessions expire.
Please also tell us and disclose the applicable tax rate after the expiration of the tax holiday or other concession.
* We note your conclusion that you have no deferred tax assets or liabilities as a result of operations in tax-free jurisdictions and various tax holidays and concessions. Please tell us the amount and nature of each type of temporary taxable or deductible difference associated with your subsidiaries subject to tax holidays and concessions. Please also tell us, in detail, your basis for what appears to be a determination that all temporary differences associated with these subsidiaries will reverse prior to the end of the tax holiday. For example, we note that you depreciate your fixed assets for book purposes between three and 50 years. However, your disclosures on page 66 indicate that you only receive a 100% exemption from taxes for two years, followed by a 50% exemption for three years. Thus, it would appear that certain temporary differences will reverse after the expiration of your tax holidays, thereby requiring recognition of a deferred tax asset or liability.

2.  	We note your response to prior comment 6 in our letter dated
January 30, 2006. We assume that the entities referred to in your response that are not subject to any tax jurisdictions are the same as those disclosed under "Others" on page 67 of your Form 20-F.
In
future filings, given the increasing impact of the income earned by entities in tax free jurisdictions, expand your disclosures to discuss the nature of the aforementioned entities and jurisdictions, and the amounts associated with each for each period presented.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jenn Do at (202) 551-3743, or me at (202)
551-
3255 if you have questions regarding these comments.


								Sincerely,



								Nili Shah
								Branch Chief


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Mr. C.P. Li
Deswell Industries, Inc.
February 28, 2006
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE